                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )(1)


                           Enterprises Solutions, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   29381G 10 2
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                                 (CUSIP Number)

                                  Michael Paige
                                  Jackson & Campbell, P.C.
                                  1120 20th Street, N.W., South Tower
                                  Washington, D.C. 20036
                                  (202) 457-1600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 13, 2001
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(SC13D-07/99)

CUSIP No.  29381G 10 2                            13D       Page    of    Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     John A. Solomon

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*

                                                     NA

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                                     U.S.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                           475,000

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

                           475,000
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                     575,000

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     9.283%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


                                    IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   29381G 10 2                              13D    Page    of    Pages

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

Common Stock, par value $.001 per share, of Enterprises Solutions, Inc.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) John A. Solomon

     (b) 140 Wood Road, Suite 200, Braintree, MA 02184

     (c) President and CEO of
         Enterprises Solutions, Inc.
         140 Wood Road, Suite 200
         Braintree, MA 02184

     (d) NA

     (e) NA

     (f) U.S.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

                  Employment Agreement (425,000 shares), Enterprises Solutions, Inc. 2000 Restricted Stock Plan (50,000 shares) and directors' options (100,000 shares), which require payment of an exercise price of $6.25 per share

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     (a)

     (b)

     (c)

     (d)

     (e)

     (f)

     (g)

     (h)

     (i)

     (j)

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Item 5.  Interest in Securities of the Issuer.

     (a) 475,000 shares owned directly; 100,000 shares issuable upon exercise of three-year options granted March 20, 2000, at an exercise price of $6.25 per share.

     (b)          Sole power to vote and dispose of 475,000 shares

     (c)

     (d)

     (e)

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  425,000 shares of Common Stock issued pursuant to the Employment Agreement with Enterprises Solutions, Inc. are pledged to Enterprises Solutions, Inc. to secure repayment of a loan in the principal amount of $750,000 made by Enterprises Solutions, Inc. to John A. Solomon pursuant to the said Employment Agreement.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.



--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     February 23, 2001
                                        ----------------------------------------
                                                         (Date)


                                                   John A. Solomon
                                        ----------------------------------------
                                                       (Signature)


                                                   John A. Solomon
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).